Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Unaudited)

F - 1

Fortis Inc.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)
	June 30,	December 31,
	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$197	$327
Accounts receivable and other current assets (Note 6)	1,133	1,131
Prepaid expenses	62	79
Inventories	346	367
Regulatory assets (Note 7)	331	303
Total current assets	2,069	2,207
Other assets	526	480
Regulatory assets (Note 7)	2,780	2,742
Property, plant and equipment, net	31,559	29,668
Intangible assets, net	1,165	1,081
Goodwill	12,150	11,644
Total assets	$50,249	$47,822

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$69	$209
Accounts payable and other current liabilities	1,769	2,053
Regulatory liabilities (Note 7)	587	490
Current installments of long-term debt (Note 8)	1,037	705
Current installments of capital lease and finance obligations	46	47
Total current liabilities	3,508	3,504
Other liabilities	1,234	1,210
Regulatory liabilities (Note 7)	2,990	2,956
Deferred income taxes	2,465	2,298
Long-term debt (Note 8)	21,572	20,691
Capital lease and finance obligations (Note 15)	616	414
Total liabilities	32,385	31,073
Commitments and Contingencies (Note 15)
Equity
Common shares (1)	11,731	11,582
Preference shares	1,623	1,623
Additional paid-in capital	10	10
Accumulated other comprehensive income	540	61
Retained earnings	2,110	1,727
Shareholders' equity	16,014	15,003
Non-controlling interests	1,850	1,746
Total equity	17,864	16,749
Total liabilities and equity	$50,249	$47,822

(1) No par value. Unlimited authorized shares; 424.8 million and 421.1 million issued and outstanding as at June 30, 2018 and December 31, 2017, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

Fortis Inc.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended		Year-to-Date
	2018	2017	2018	2017

Revenue (Note 6)	$1,947	$2,015	$4,144	$4,289

Expenses
Energy supply costs	507	524	1,236	1,278
Operating expenses	553	567	1,106	1,146
Depreciation and amortization	309	298	611	595
Total expenses	1,369	1,389	2,953	3,019
Operating income	578	626	1,191	1,270
Other income, net (Note 10)	18	20	27	48
Finance charges	243	232	479	461
Earnings before income taxes	353	414	739	857
Income tax expense	61	102	83	208
Net earnings	$292	$312	$656	$649

Net earnings attributable to:
Non-controlling interests	$35	$38	$60	$65
Preference equity shareholders	17	17	33	33
Common equity shareholders	240	257	563	551
	$292	$312	$656	$649

Earnings per common share (Note 12)
Basic	$0.57	$0.62	$1.33	$1.34
Diluted	$0.57	$0.62	$1.33	$1.34

See accompanying Notes to Condensed Consolidated Interim Financial Statements

Fortis Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2018	2017	2018	2017

Net earnings	$292	$312	$656	$649

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses), net of hedging activities and tax	244	(244)	550	(336)
Other, net of tax	1	(2)	1	(2)
	245	(246)	551	(338)
Comprehensive income	$537	$66	$1,207	$311
Comprehensive income attributable to:
Non-controlling interests	$68	$38	$132	$65
Preference equity shareholders	17	17	33	33
Common equity shareholders	452	11	1,042	213
	$537	$66	$1,207	$311

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

Fortis Inc.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)

	Quarter Ended		Year-to-Date
	2018	2017	2018	2017

Operating activities
Net earnings	$292	$312	$656	$649
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	276	267	545	533
Amortization - intangible assets	25	24	51	48
Amortization - other	8	7	15	14
Deferred income tax expense	76	102	61	174
Accrued employee future benefits	7	9	3	10
Equity component of allowance for funds used during construction (Note 10)	(15)	(19)	(30)	(36)
Other	41	(33)	59	(11)
Change in long-term regulatory assets and liabilities	(38)	(2)	2	(9)
Change in working capital (Note 13)	10	(18)	(91)	(182)
Cash from operating activities	682	649	1,271	1,190
Investing activities
Capital expenditures - property, plant and equipment	(724)	(654)	(1,379)	(1,323)
Capital expenditures - intangible assets	(68)	(65)	(98)	(105)
Contributions in aid of construction	33	24	60	37
Other	(33)	(46)	(53)	(69)
Cash used in investing activities	(792)	(741)	(1,470)	(1,460)
Financing activities
Proceeds from long-term debt, net of issuance costs	32	368	352	756
Repayments of long-term debt and capital lease and finance obligations	(85)	(19)	(231)	(35)
Borrowings under committed credit facilities (Note 16)	1,196	1,658	2,362	3,624
Repayments under committed credit facilities (Note 16)	(1,079)	(1,881)	(2,185)	(4,397)
Net change in short-term borrowings (Note 16)	25	8	23	10
Issue of common shares, net of costs, and dividends reinvested	5	30	20	544
Dividends
Common shares, net of dividends reinvested	(114)	(104)	(230)	(202)
Preference shares	(17)	(17)	(33)	(33)
Subsidiary dividends paid to non-controlling interests	(16)	(22)	(40)	(39)
Other	22	6	20	7
Cash (used in) from financing activities	(31)	27	58	235
Effect of exchange rate changes on cash and cash equivalents	5	(2)	11	(3)
Change in cash and cash equivalents	(136)	(67)	(130)	(38)
Cash and cash equivalents, beginning of period	333	298	327	269
Cash and cash equivalents, end of period	$197	$231	$197	$231

Supplementary Information to Condensed Consolidated Interim Statements of Cash Flows (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

Fortis Inc.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)
	Common Shares	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
	(# millions)

As at December 31, 2017	421.1	$11,582	$1,623	$10	$61	$1,727	$1,746	$16,749
Net earnings	—	—	—	—	—	596	60	656
Other comprehensive income	—	—	—	—	479	—	72	551
Common shares issued	3.7	149	—	(1)	—	—	—	148
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(40)	(40)
Dividends declared on common shares ($0.425 per share)	—	—	—	—	—	(180)	—	(180)
Dividends declared on preference shares	—	—	—	—	—	(33)	—	(33)
Other	—	—	—	1	—	—	12	13
As at June 30, 2018	424.8	$11,731	$1,623	$10	$540	$2,110	$1,850	$17,864

As at December 31, 2016	401.5	$10,762	$1,623	$12	$745	$1,455	$1,853	$16,450
Net earnings	—	—	—	—	—	584	65	649
Other comprehensive loss	—	—	—	—	(338)	—	—	(338)
Common shares issued	16.4	673	—	(4)	—	—	—	669
Foreign currency translation impacts	—	—	—	—	—	—	(52)	(52)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(39)	(39)
Dividends declared on common shares ($0.40 per share)	—	—	—	—	—	(166)	—	(166)
Dividends declared on preference shares	—	—	—	—	—	(33)	—	(33)
Other	—	—	—	1	—	—	3	4
As at June 30, 2017	417.9	$11,435	$1,623	$9	$407	$1,840	$1,830	$17,144

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is principally an international electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the United States are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Each entity within the reporting segments that follow operates with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, all operating in the United States. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns 19.9% minority interest.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation, operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc., operating in Canada.

FortisAlberta: Represents FortisAlberta Inc., operating in Canada.

FortisBC Electric: Represents FortisBC Inc., operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited ("Maritime Electric"); FortisOntario Inc. ("FortisOntario"); the Corporation's 49% equity investment in Wataynikaneyap Power Limited Partnership; Caribbean Utilities Company, Ltd. ("Caribbean Utilities"), in which Fortis holds an approximate 60% controlling interest; FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("BEL").

Non-Regulated

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in British Columbia and Belize, and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net expenses of Fortis and non-regulated holding companies.

F - 6

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in its 2017 annual audited consolidated financial statements. A summary of significant regulatory developments in the first six months of 2018 follows.

U.S. Tax Reform

The Corporation's U.S. utilities are working with their respective regulators to return to customers the net income tax savings resulting from U.S. tax reform.

ITC: In April 2018 ITC reposted formula rates charged to customers of its Midcontinent Independent System Operator ("MISO") regulated subsidiaries retroactive to January 1, 2018, as approved by the Federal Energy Regulatory Commission ("FERC"). As at June 30, 2018, the amounts owing had been substantially returned to customers.

UNS Energy: In April 2018 the Arizona Corporation Commission ("ACC") approved TEP's application to return ongoing income tax savings through a combination of customer bill credits and regulatory liabilities. Customer bill credits became effective in May 2018. As at June 30, 2018, a regulatory liability of $10 million (US$8 million) was recognized for amounts to be returned to customers in the remainder of 2018. In 2019 and beyond, TEP will continue to return savings to customers using the same approach. Regulatory liabilities will be returned to customers as part of TEP's next rate case.

In March 2018 FERC issued an order directing TEP to either: (i) submit proposed revisions to its transmission rates or transmission revenue requirement to reflect the reduction in the federal corporate income tax rate; or (ii) show why a rate adjustment is not required. In May 2018 TEP proposed an overall customer rate reduction, to be effective March 2018, reflecting the lower federal corporate income tax rate. The proposal is currently being reviewed by FERC.

Central Hudson: In June 2018, as part of its approval of a joint proposal, discussed below, the New York Public Service Commission ("PSC") also approved Central Hudson's recommendation to reflect the recovery of lower federal corporate income tax in customer rates effective July 1, 2018. As at June 30, 2018, a regulatory liability of $14 million (US$10 million) was recognized related to the income tax savings realized in the first six months of 2018. As approved by the PSC, the refund of this regulatory liability to customers will be determined as part of a future regulatory proceeding.

ITC

In April 2018 a third-party complaint was filed with FERC challenging independence incentive adders that are included in transmission rates charged by ITC's MISO-regulated operating subsidiaries. Independence incentive adders were established to encourage transmission investment and recognize that ITC's operating subsidiaries are independent, dedicated transmission-only operations, with no affiliation to market participants in their regions. The adder allows 0.50% or 1.00% to be added to the authorized return on equity ("ROE"), subject to any ROE cap established by FERC. The outcome of this matter cannot be predicted at this time; however, ITC believes it has a strong position in respect of this complaint.

Central Hudson

In June 2018 the PSC issued an order approving a three-year rate plan, or joint proposal, that had been filed by Central Hudson along with multiple stakeholders and intervenors, pursuant to the July 2017 general rate application. The order included an allowed ROE of 8.8% and common equity ratios of 48%, 49% and 50% in rate years one, two and three, respectively, and is effective July 1, 2018 through June 30, 2021. Also included is an earnings sharing mechanism whereby the Company and customers share equally earnings between 50 and 100 basis points above the allowed ROE. Earnings beyond this are primarily returned to customers.

F - 7

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

FortisAlberta

Generic Cost of Capital Proceeding: Oral hearings to determine the ROE and capital structure for 2018, 2019 and 2020 were completed in March 2018. The ROE and capital structure approved for 2017 will remain in effect on an interim basis pending a final decision by the Alberta Utilities Commission ("AUC"), which is expected in the third quarter of 2018.

Next Generation Performance-Based Rate Setting Proceeding: In March 2018 the AUC approved the Company’s 2018 distribution rates, on an interim basis, until true-up amounts are finalized. New rates are effective January 1, 2018 with collection from customers effective April 1, 2018. Key provisions included an increase of approximately 5.5% in the distribution component of rates.

FortisAlberta is pursuing options to appeal certain elements of the rate-setting design for the second term of performance-based rate setting ("PBR").

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America and are in Canadian dollars unless otherwise noted.

These Interim Financial Statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2017 annual audited consolidated financial statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2017 annual audited consolidated financial statements, except as described below.

New Accounting Policies

Revenue
Effective January 1, 2018, Fortis adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and requires additional disclosures. Fortis adopted the new standard using the modified retrospective approach, under which comparative periods are not restated and the cumulative impact is recognized at the date of adoption supplemented by additional disclosures (Note 6). Upon adoption, there were no adjustments to the opening balance of retained earnings.

Most of the Corporation's revenue is derived from energy sales and the provision of transmission services to customers based on regulator-approved tariff rates. Most contracts have a single performance obligation, being the delivery of energy or the provision of transmission services. Revenue is generally measured in kilowatt hours, gigajoules, or transmission load delivered. The billing of energy sales is based on customer meter readings, which occur systematically throughout each month. The billing of transmission services at ITC is based on peak monthly load.

F - 8

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

FortisAlberta is a distribution company and is required by its regulator to arrange and pay for transmission services with the Alberta Electric System Operator. These services include the collection of transmission revenue from its customers, which is achieved through invoicing the customers' retailers through the transmission component of its regulator-approved rates. FortisAlberta reports revenue and expenses related to transmission services on a net basis.

Electricity, gas and transmission service revenue includes an unbilled revenue estimate for energy consumed or services provided since the last meter reading that have not been billed at the end of the accounting period. Sales estimates generally reflect an analysis of historical consumption in relation to key inputs, such as current energy prices, population growth, economic activity, weather conditions and system losses. Unbilled revenue accruals are adjusted in the periods actual consumption becomes known.

Generation revenue from non-regulated operations is recognized on delivery at contracted rates.

The Corporation estimates variable consideration at the most likely amount and reassesses its estimate at each reporting date until the amount is known. Variable consideration, including amounts subject to a future regulatory decision, is recognized as a refund liability until the Corporation is certain that it will be entitled to the consideration.

The Corporation's revenue excludes sales and municipal taxes collected from customers. Prior to the adoption of ASC Topic 606, Central Hudson recognized sales tax and FortisAlberta recognized municipal tax on a gross basis, in both revenue and expense. Effective January 1, 2018, the exclusion of these taxes from revenue resulted in a decrease in revenue of $12 million and $26 million for the three and six months ended June 30, 2018, respectively, compared to the same periods in 2017.

The Corporation has elected not to assess or account for any significant financing components associated with revenue billed in accordance with equal payment plans as the period between the transfer of energy to customers and the customers' payment will be less than one year.

The Corporation disaggregates revenue by regulatory status, service territory and substantially autonomous utility operations (Note 5). This represents the level of disaggregation used by the Corporation's President and Chief Executive Officer ("CEO") in allocating resources and evaluating performance.

Financial Instruments
Effective January 1, 2018, the Corporation adopted Accounting Standards Update ("ASU") No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. Principally, it requires: (i) equity investments in unconsolidated entities not accounted for using the equity method to be measured at fair value through earnings; however, entities may elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and liabilities to be presented separately in these financial statement notes, grouped by measurement category and form. Adoption of this ASU did not impact the Interim Financial Statements.

Pension and Postretirement Benefit Costs
Effective January 1, 2018, the Corporation adopted ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires current service costs to be disaggregated and grouped in the statement of earnings with other employee compensation costs arising from services rendered. The other components of net periodic benefit costs must be presented separately and outside of operating income. Additionally, only the service cost component is eligible for capitalization. On adoption, the Corporation applied the presentation guidance retrospectively and the capitalization guidance prospectively. This resulted in a retrospective $4 million and $7 million reclassification from Operating Expenses to Other Income, Net for the three and six months ended June 30, 2017, respectively, in these Interim Financial Statements.

F - 9

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

4. FUTURE ACCOUNTING PRONOUNCEMENTS

Leases
ASU No. 2016-02, Leases (ASC Topic 842), was issued in February 2016, is effective for Fortis January 1, 2019 with earlier adoption permitted, and is to be applied using a modified retrospective approach with implementation options, referred to as practical expedients. Principally, it requires balance sheet recognition of a right-of-use asset and a lease liability by lessees for those leases that are classified as operating leases along with additional disclosures. Based on Fortis' assessment to date, leasing activities accounted for as operating leases primarily relate to office facilities and utility plant and equipment.

Fortis expects to elect a package of practical expedients that will allow it to not reassess whether any expired or existing contract is a lease or contains a lease, the lease classification of any expired or existing leases, and the initial direct costs for any existing leases. Fortis also expects to elect an additional practical expedient that permits entities to not evaluate existing land easements that were not previously accounted for as leases.

Fortis continues to assess the impact of adoption and monitor standard-setting activities that may affect transition requirements.

Hedging
ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, was issued in August 2017, is effective for Fortis January 1, 2019 with earlier adoption permitted and is to be applied as of the beginning of the fiscal year of adoption. Principally, it better aligns risk management activities and financial reporting for hedging relationships through changes to designation, measurement, presentation and disclosure guidance. For cash flow and net investment hedges existing at the date of adoption, the amendments should be applied as a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to opening retained earnings. Amended presentation and disclosure guidance is to be applied prospectively. Fortis is assessing the impact of adoption.

Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, was issued in June 2016, is effective for Fortis January 1, 2020 and is to be applied on a modified retrospective basis. Principally, it requires entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to estimate credit losses. Fortis is assessing the impact of adoption.

5. SEGMENTED INFORMATION

Fortis segments its business based on regulatory status, service territory and substantially autonomous utility operations. This represents the information used by the Corporation's President and CEO in deciding how to allocate resources and evaluate performance. Segment performance is evaluated based on net earnings attributable to common equity shareholders.

Effective January 1, 2018 the former Eastern Canadian and Caribbean segments are aggregated as Other Electric as they individually do not meet the quantitative threshold for separate reporting.

F - 10

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
June 30, 2018		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	374	530	201	226	143	89	336	1,899	49	—	(1)	1,947
Energy supply costs	—	186	63	50	—	19	189	507	—	—	—	507
Operating expenses	109	157	97	75	39	24	43	544	6	4	(1)	553
Depreciation and amortization	57	67	18	55	48	15	40	300	8	1	—	309
Operating income	208	120	23	46	56	31	64	548	35	(5)	—	578
Other income, net	11	4	3	1	—	—	1	20	—	(2)	—	18
Finance charges	70	25	11	34	24	10	19	193	2	48	—	243
Income tax expense	45	18	3	6	—	6	7	85	—	(24)	—	61
Net earnings	104	81	12	7	32	15	39	290	33	(31)	—	292
Non-controlling interests	18	—	—	—	—	—	4	22	13	—	—	35
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	86	81	12	7	32	15	35	268	20	(48)	—	240
Goodwill	8,082	1,819	594	913	227	235	253	12,123	27	—	—	12,150
Total assets	18,786	9,451	3,376	6,347	4,550	2,210	3,930	48,650	1,566	84	(51)	50,249
Capital expenditures	245	144	59	114	104	25	72	763	29	—	—	792

Quarter Ended
June 30, 2017
($ millions)
Revenue	408	552	206	227	148	85	331	1,957	59	1	(2)	2,015
Energy supply costs	—	175	64	72	—	21	193	525	—	—	(1)	524
Operating expenses	114	150	99	73	48	21	44	549	10	9	(1)	567
Depreciation and amortization	56	67	17	50	46	15	38	289	8	1	—	298
Operating income	238	160	26	32	54	28	56	594	41	(9)	—	626
Other income, net	10	3	1	6	1	—	(1)	20	—	1	(1)	20
Finance charges	67	26	11	29	24	9	19	185	1	47	(1)	232
Income tax expense	67	48	6	3	—	3	5	132	2	(32)	—	102
Net earnings	114	89	10	6	31	16	31	297	38	(23)	—	312
Non-controlling interests	21	—	—	—	—	—	4	25	13	—	—	38
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	93	89	10	6	31	16	27	272	25	(40)	—	257
Goodwill	7,960	1,793	585	913	227	235	251	11,964	27	—	—	11,991
Total assets	17,885	8,696	3,089	6,175	4,241	2,155	3,731	45,972	1,581	93	(65)	47,581
Capital expenditures	244	121	53	103	102	25	68	716	3	—	—	719

F - 11

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

	REGULATED								NON-REGULATED
Year-to-Date									Energy		Inter-
June 30, 2018		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	728	974	476	655	284	201	733	4,051	97	—	(4)	4,144
Energy supply costs	—	348	182	184	—	62	459	1,235	1	—	—	1,236
Operating expenses	212	296	202	151	81	50	88	1,080	19	11	(4)	1,106
Depreciation and amortization	113	132	35	110	95	30	79	594	16	1	—	611
Operating income	403	198	57	210	108	59	107	1,142	61	(12)	—	1,191
Other income, net	21	6	5	2	—	1	—	35	—	(8)	—	27
Finance charges	138	50	21	67	49	20	38	383	3	93	—	479
Income tax expense	77	23	8	40	—	9	11	168	2	(87)	—	83
Net earnings	209	131	33	105	59	31	58	626	56	(26)	—	656
Non-controlling interests	37	—	—	—	—	—	5	42	18	—	—	60
Preference share dividends	—	—	—	—	—	—	—	—	—	33	—	33
Net earnings attributable to common equity shareholders	172	131	33	105	59	31	53	584	38	(59)	—	563
Goodwill	8,082	1,819	594	913	227	235	253	12,123	27	—	—	12,150
Total assets	18,786	9,451	3,376	6,347	4,550	2,210	3,930	48,650	1,566	84	(51)	50,249
Capital expenditures	468	269	107	200	223	54	125	1,446	31	—	—	1,477

Year-to-Date
June 30, 2017
($ millions)
Revenue	803	1,010	464	676	295	198	733	4,179	115	1	(6)	4,289
Energy supply costs	—	346	149	254	—	67	462	1,278	1	—	(1)	1,278
Operating expenses	226	297	208	145	100	44	87	1,107	23	21	(5)	1,146
Depreciation and amortization	110	133	34	100	95	31	75	578	16	1	—	595
Operating income	467	234	73	177	100	56	109	1,216	75	(21)	—	1,270
Other income, net	20	15	2	10	2	—	(1)	48	—	1	(1)	48
Finance charges	130	52	21	58	46	18	38	363	2	97	(1)	461
Income tax expense	132	67	21	26	—	7	11	264	7	(63)	—	208
Net earnings	225	130	33	103	56	31	59	637	66	(54)	—	649
Non-controlling interests	41	—	—	—	—	—	6	47	18	—	—	65
Preference share dividends	—	—	—	—	—	—	—	—	—	33	—	33
Net earnings attributable to common equity shareholders	184	130	33	103	56	31	53	590	48	(87)	—	551
Goodwill	7,960	1,793	585	913	227	235	251	11,964	27	—	—	11,991
Total assets	17,885	8,696	3,089	6,175	4,241	2,155	3,731	45,972	1,581	93	(65)	47,581
Capital expenditures	512	248	103	197	195	46	120	1,421	7	—	—	1,428

F - 12

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

Related-Party and Inter-Company Transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2018 and 2017.

Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities. Inter-company transactions are summarized below.

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2018	2017	2018	2017
Sale of capacity from Waneta Expansion to FortisBC Electric	4	3	19	19
Sale of energy from Belize Electric Company Limited to BEL	9	7	18	14
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	6	5	13	13

As at June 30, 2018 accounts receivable included approximately $10 million due from BEL (December 31, 2017 - $20 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements. There were no inter-segment loans outstanding as at June 30, 2018 and December 31, 2017.

6. REVENUE

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2018	2017	2018	2017
Electric and gas revenue
United States
ITC	400	411	741	775
UNS Energy	475	502	862	907
Central Hudson	208	186	496	422
Canada
FortisBC Energy	204	231	634	718
FortisAlberta	139	149	276	293
FortisBC Electric	80	74	180	173
Newfoundland Power	147	154	367	381
Maritime Electric	48	47	102	98
FortisOntario	48	50	97	101
Caribbean
Caribbean Utilities	62	57	114	107
FortisTCI	20	20	37	38
Total electric and gas revenue	1,831	1,881	3,906	4,013
Other services revenue (1)	111	106	209	199
Revenue from contracts with customers	1,942	1,987	4,115	4,212
Alternative revenue	(9)	(6)	3	(2)
Other revenue	14	34	26	79
Total revenue	1,947	2,015	4,144	4,289

(1)
Includes $57 million and $109 million from regulated operations for the three and six months ended June 30, 2018, respectively ($53 million and $100 million for the three and six months ended June 30, 2017, respectively).

F - 13

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

Revenue from Contracts with Customers
Electric and gas revenue includes revenue from the sale and/or delivery of electricity and gas, transmission revenue, and wholesale electric revenue, all based on regulator-approved tariff rates.

Other services revenue includes: (i) the sale of energy from non-regulated generation operations; (ii) management fee revenue at UNS Energy for the operation of Springerville Units 3 and 4; (iii) revenue from storage optimization activities at Aitken Creek; and (iv) revenue from other services that reflect the ordinary business activities of Fortis' utilities.

Alternative Revenue
Alternative revenue programs allow utilities to adjust future rates in response to past activities or completed events, if certain criteria are met. Alternative revenue is recognized on an accrual basis with a corresponding regulatory asset or liability until the revenue is settled. Upon settlement, revenue is not recognized as revenue from contracts with customers but rather as settlement of the regulatory asset or liability on the balance sheet. The Corporation's significant alternative revenue programs are summarized below.

ITC's formula rates include an annual true-up mechanism that compares actual revenue requirements to billed revenue and any over- or under-collections are accrued and reflected in future rates within a two-year period. The formula rates do not require annual regulatory approvals, although inputs remain subject to legal challenge.

UNS Energy has a lost fixed-cost recovery mechanism ("LFCR") surcharge that provides for the recovery of lost fixed costs, as measured by a reduction in non-fuel revenue, associated with energy efficiency savings and distributed generation that is authorized by the ACC and determined to have occurred. For recovery of the LFCR regulatory asset, UNS Energy is required to file an annual LFCR adjustment request with the ACC for the LFCR revenue recognized in the prior year. The recovery is subject to a year-over-year cap of 1% of total retail revenue. UNS Energy also has a demand side management surcharge that is approved by the ACC annually, which is effective June 1 of each year, to compensate UNS Energy for the costs to design and implement cost-effective energy efficiency and demand response programs until such costs are reflected in UNS Energy's non-fuel base rates as well as a performance incentive.

At FortisBC Energy and FortisBC Electric, an earnings sharing mechanism that allows for a 50/50 sharing of variances from operating and maintenance expenses and capital expenditures was approved as part of the annual revenue requirements. This mechanism is in place until the expiry of the current PBR plan in 2019. Additionally, variances in the forecast versus actual customer-use rate are captured throughout the year in a revenue stabilization adjustment mechanism and a flow-through deferral account, which are either refunded to or recovered from customers in rates within two years.

Other Revenue
Other revenue primarily includes gains/losses on energy contract derivatives and lease revenue.

F - 14

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

Accounts Receivable and Other Current Assets
The timing of revenue recognition, billings, and cash collections results in trade accounts receivable and unbilled accounts receivable. Accounts receivable are summarized below.

	As at
	June 30,	December 31,
($ millions)	2018	2017
Trade accounts receivable	488	460
Unbilled accounts receivable	493	562
Allowance for doubtful accounts	(34)	(31)
Total accounts receivable	947	991
Income tax receivable	32	8
Other	154	132
	1,133	1,131

7. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the Corporation's 2017 annual audited consolidated financial statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2018	2017
Regulatory assets
Deferred income taxes	1,417	1,403
Employee future benefits	492	510
Deferred energy management costs	213	200
Deferred lease costs	107	104
Generation early retirement costs	103	105
Deferred operating overhead costs	97	91
Derivative instruments	89	87
Rate stabilization accounts	81	95
Manufactured gas plant site remediation deferral	77	75
Other regulatory assets	435	375
Total regulatory assets	3,111	3,045
Less: current portion	(331)	(303)
Long-term regulatory assets	2,780	2,742

F - 15

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

	As at
	June 30,	December 31,
($ millions)	2018	2017
Regulatory liabilities
Deferred income taxes	1,522	1,484
Asset removal cost provision	1,135	1,095
Rate stabilization accounts	272	254
Return on equity refund liability	194	182
Renewable energy surcharge	76	66
Energy efficiency liability	67	82
Electric and gas moderator account	62	58
Employee future benefits	42	47
Other regulatory liabilities (1)	207	178
Total regulatory liabilities	3,577	3,446
Less: current portion	(587)	(490)
Long-term regulatory liabilities	2,990	2,956

(1)	Includes a $29 million provision reflecting income tax savings, as a result of U.S. tax reform.

8. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2018	2017
Long-term debt	21,696	20,864
Credit facility borrowings	1,051	671
Total long-term debt	22,747	21,535
Less: Deferred financing costs and debt discounts	(138)	(139)
Less: Current installments of long-term debt	(1,037)	(705)
	21,572	20,691

In March 2018 ITC issued 35-year US$225 million first mortgage bonds at 4.00%. The net proceeds were used to repay maturing long-term debt, repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

In February 2018 FortisTCI issued 5-year US$25 million unsecured notes at a floating interest rate of a one‑month LIBOR plus a spread of 1.75%. The net proceeds were used to repay a hurricane-related emergency standby loan.

In June 2018 Central Hudson issued 30-year US$25 million unsecured notes at 4.27%. The net proceeds were used for general corporate purposes.

Credit Facilities

As at June 30, 2018, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.1 billion, of which approximately $3.8 billion was unused, including $1.1 billion unused under the Corporation's committed revolving corporate credit facility. The credit facilities are syndicated mostly with large banks in Canada and the United States, with no one bank holding more than 20% of these facilities. Approximately $4.8 billion of the total credit facilities are committed facilities with maturities ranging from 2019 through 2023.

F - 16

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

Credit facilities are summarized below.

			As at
	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2018	2017
Total credit facilities	3,706	1,385	5,091	4,952
Credit facilities utilized:
Short-term borrowings (1)	(69)	—	(69)	(209)
Long-term debt (including current portion) (2)	(803)	(248)	(1,051)	(671)
Letters of credit outstanding	(69)	(59)	(128)	(129)
Credit facilities unutilized	2,765	1,078	3,843	3,943

(1)	The weighted average interest rate was approximately 3.0% (December 31, 2017 - 1.8%).

(2)	The current portion was $601 million (December 31, 2017 - $312 million). The weighted average interest rate was approximately 2.9% (December 31, 2017 - 2.5%).

Borrowings under long-term committed credit facilities were classified as long-term debt. It is management's intention to refinance these borrowings with long-term permanent financing during future periods. There were no material changes in credit facilities from that disclosed in the Corporation's 2017 annual audited consolidated financial statements.

9. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit ("OPEB") plans for qualifying employees. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2018	2017	2018	2017
Quarter ended June 30
Components of net benefit cost:
Service costs	20	20	7	7
Interest costs	28	29	6	7
Expected return on plan assets	(40)	(38)	(4)	(4)
Amortization of actuarial losses	12	12	—	1
Amortization of past service credits/plan amendments	—	—	(2)	(3)
Regulatory adjustments	—	—	2	1
Net benefit cost	20	23	9	9

Year-to-date June 30
Components of net benefit cost:
Service costs	41	39	15	14
Interest costs	56	58	12	13
Expected return on plan assets	(80)	(76)	(8)	(7)
Amortization of actuarial losses	24	23	—	1
Amortization of past service credits/plan amendments	—	—	(5)	(6)
Regulatory adjustments	—	—	3	2
Net benefit cost	41	44	17	17

F - 17

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

For the three and six months ended June 30, 2018, the Corporation expensed $9 million and $20 million, respectively, ($9 million and $20 million for the three and six months ended June 30, 2017, respectively) related to defined contribution pension plans.

10. OTHER INCOME, NET

Other income, net of expenses, includes the equity component of allowance for funds used during construction of $15 million and $30 million for the three and six months ended June 30, 2018, respectively ($19 million and $36 million for the three and six months ended June 30, 2017, respectively).

11. INCOME TAXES

For the three months ended June 30, 2018 and 2017, the Corporation’s effective tax rates were 17% and 25%, respectively. For the six months ended June 30, 2018 and 2017, the Corporation's effective tax rates were 11% and 24%, respectively. The decrease in the effective tax rate was primarily driven by the reduction in the U.S. federal corporate tax rate from 35% to 21%, effective January 1, 2018. On a year-to-date basis, the decrease was also due to a one-time $30 million remeasurement of the Corporation's deferred income tax liabilities, which resulted from an election to file a consolidated state income tax return.

12. EARNINGS PER COMMON SHARE

Earnings per common share ("EPS") is based on the weighted average number of common shares outstanding. Diluted EPS reflects the treasury stock method for options and the "if-converted" method for convertible securities.

	2018			2017
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares		Shareholders	Shares
	($ millions)	(# millions)	EPS	($ millions)	(# millions)	EPS
Quarter Ended June 30
Basic EPS	240	423.8	$0.57	257	416.8	$0.62
Potential dilutive effect of stock options	—	0.5		—	0.6
Diluted EPS	240	424.3	$0.57	257	417.4	$0.62
Year-to-Date June 30
Basic EPS	563	422.9	$1.33	551	411.5	$1.34
Potential dilutive effect of stock options	—	0.5		—	0.6
Diluted EPS	563	423.4	$1.33	551	412.1	$1.34

F - 18

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

13. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2018	2017	2018	2017
Change in working capital:
Accounts receivable and other current assets	48	19	32	6
Prepaid expenses	17	10	20	11
Inventories	(19)	(40)	33	11
Regulatory assets - current portion	(33)	10	(23)	(13)
Accounts payable and other current liabilities	(58)	(15)	(165)	(21)
Regulatory liabilities - current portion	55	(2)	12	(176)
	10	(18)	(91)	(182)

Non-cash investing and financing activities:
Accrued capital expenditures	294	309	294	309
Gila River generating station Unit 2 capital lease	217	—	217	—
Common share dividends reinvested	66	63	129	125
Contributions in aid of construction	13	15	13	15
Exercise of stock options into common shares	—	3	1	4

14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative Instruments

The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the instruments as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivative instruments are included in operating activities on the consolidated statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third parties.

FortisBC Energy holds gas supply contracts and financial commodity swaps to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

F - 19

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2018, unrealized losses of $89 million (December 31, 2017 - $87 million) were recognized as regulatory assets and unrealized gains of $6 million (December 31, 2017 - $2 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts that qualify as derivative instruments to fix power prices and realize potential margin, of which 10% of any realized gains are shared with customers through rate stabilization accounts. Fair values were measured using a market approach using independent third-party information, where possible.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, to capture natural gas price spreads, and to manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in earnings. During the three and six months ended June 30, 2018, unrealized losses of $15 million and $21 million, respectively, (three and six months ended June 30, 2017 - unrealized gains of $1 million and $8 million, respectively) were recognized in earnings.

Foreign exchange contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire in 2018 and 2019, and have a combined notional amount of $160 million. Fair value was measured using independent third-party information.

Unrealized gains and losses associated with changes in fair value are recognized in earnings. During the three and six months ended June 30, 2018, unrealized losses of $3 million and $7 million, respectively, (three and six months ended June 30, 2017 - nil) were recognized in earnings.

Interest rate and total return swaps
UNS Energy holds an interest rate swap to mitigate exposure to volatility in variable interest rates on capital lease obligations. The swap agreement expires in 2020 and has a notional amount of $16 million. Fair value was measured using an income valuation approach based on six month LIBOR rates.

Unrealized gains and losses associated with changes in the fair value of this interest rate swap, which was designated as cash flow hedge, are recognized in other comprehensive income and reclassified to earnings through interest expense over the life of the hedged debt. The loss expected to be reclassified to earnings within the next twelve months is estimated to be approximately $3 million, net of tax.

The Corporation holds three total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $41 million and terms ranging from one to three years expiring in January 2019, 2020 and 2021. Fair value was measured using an income valuation approach based on forward pricing curves.

Unrealized gains and losses associated with changes in the fair value of the total return swaps are recognized in earnings. During the three and six months ended June 30, 2018, unrealized losses of $1 million and $3 million, respectively, (three and six months ended June 30, 2017 - nil) were recognized in earnings.

Other investments
ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for selected employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in earnings. During the three and six months ended June 30, 2018, unrealized losses of less than $1 million (three and six months ended June 30, 2017 - unrealized gains of less than $1 million) were recognized in earnings.

F - 20

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

Recurring Fair Value Measures
The following table presents the fair value of the Corporation's assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2018
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	23	6	29
Energy contracts not subject to regulatory deferral (2)	—	11	7	18
Other investments (4)	86	—	—	86
	86	34	13	133

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(109)	(3)	(112)
Energy contracts not subject to regulatory deferral (5)	—	(5)	(1)	(6)
Foreign exchange contracts, interest rate and total return swaps (6)	(6)	(1)	—	(7)
	(6)	(115)	(4)	(125)

As at December 31, 2017
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	19	2	21
Energy contracts not subject to regulatory deferral (2)	—	26	4	30
Foreign exchange contracts (6)	3	—	—	3
Other investments (4)	78	—	—	78
	81	45	6	132

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	(1)	(103)	(2)	(106)
Energy contracts not subject to regulatory deferral (5)	—	—	(1)	(1)
Interest rate and total return swaps (6)	—	(1)	—	(1)
	(1)	(104)	(3)	(108)

(1)
Under the hierarchy, fair value is determined using: (i) Level 1 - unadjusted quoted prices in active markets; (ii) Level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) Level 3 - unobservable inputs (used when observable inputs are not available). Classifications reflect the lowest level of input that is significant to the fair value measurement.

(2)	Included in "accounts receivable and other current assets" or "other assets".

(3)
Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

(4)	Included in "other assets".

(5)	Included in "accounts payable and other current liabilities" or "other liabilities".

(6)	Included in "accounts receivable and other current assets", "accounts payable and other current liabilities" or "other liabilities".

Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one hierarchical fair value to another. There were no transfers between levels 2 and 3 during the six months ended June 30, 2018.

For Level 3 measurements, changes in the unobservable inputs could have a significant impact on fair value. Excluding long-term wholesale trading contracts and certain gas swap contracts, impacts of fair value changes are subject to regulatory recovery. The following table reconciles changes in the fair value of Level 3 net assets and liabilities.

F - 21

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2018	2017	2018	2017
Balance, beginning of period	2	(9)	3	2
Realized losses	—	(5)	—	(11)
Unrealized gains (losses)	8	7	8	(3)
Settlements	(1)	3	(2)	8
Balance, end of period	9	(4)	9	(4)

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which applies only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/ Posted	Net Amount
($ millions)
As at June 30, 2018
Energy contracts
Derivative assets	47	19	6	22
Derivative liabilities	(118)	(19)	—	(99)

As at December 31, 2017
Energy contracts
Derivative assets	51	17	7	27
Derivative liabilities	(107)	(17)	—	(90)

Volume of Derivative Activity

As at June 30, 2018, the Corporation had a variety of energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	June 30,	December 31,
	2018	2017
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	1,100	1,291
Electricity power purchase contracts (GWh)	961	761
Gas swap contracts (PJ)	242	216
Gas supply contract premiums (PJ)	225	219
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	2,849	2,387
Gas swap contracts (PJ)	32	36

(1)	GWh means gigawatt hours and PJ means petajoules.

F - 22

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Various policies are in place to minimize credit risk, which include requiring deposits, prepayments and/or credit checks for certain customers and performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 67% of its revenue is derived from three customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC further reduces credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. The Company reduces its exposure by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non‑performance by counterparties to derivative instruments. Credit risk is limited by net settling payments when possible and dealing only with counterparties that have investment‑grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivative instruments in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $147 million as of June 30, 2018 (December 31, 2017 - $57 million).

Foreign Exchange Hedge

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the US dollar. The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased this exposure by designating US dollar-denominated borrowings at the corporate level as a hedge of its net investment in foreign subsidiaries. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of US dollar-denominated subsidiary earnings.

As at June 30, 2018, US$3,413 million (December 31, 2017 - US$3,385 million) of net investment in foreign subsidiaries was hedged by the Corporation's corporately issued US dollar-denominated long-term debt and approximately US$7,733 million (December 31, 2017 - US$7,548 million) was unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the noted debt are recorded on the consolidated balance sheet in accumulated other comprehensive income.

Financial Instruments Not Carried At Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2018, the carrying value of long-term debt, including current portion, was $22,747 million (December 31, 2017 - $21,535 million) compared to an estimated fair value of $24,055 million (December 31, 2017 - $23,481 million).

F - 23

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2018 and 2017 (unaudited)

The fair value of long-term debt is calculated using quoted market prices or, when unavailable, by either: (i) discounting the future cash flows of the specific debt instrument at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities, considered Level 2 inputs. Since the Corporation does not intend to settle the long-term debt prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

15. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2017 annual audited consolidated financial statements, except as follows.

In March 2018 Maritime Electric extended its power purchase agreement with New Brunswick Power from March 2019 to February 2024, increasing the total commitment under this agreement by approximately $262 million as at June 30, 2018.

In May 2018, following the acquisition of Gila River generating station Units 1 and 2 by a third party with whom UNS Energy has a power purchase agreement, UNS Energy recorded an increase of US$165 million to capital lease obligations to reflect the anticipated exercising of UNS Energy's option to purchase Unit 2 in December 2019.

Contingencies
In April 2013 FortisBC Holdings Inc. ("FHI") and Fortis were named as defendants in an action in the Supreme Court of British Columbia by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

16. COMPARATIVE FIGURES

The Corporation revised a line item within the financing activities section of its statement of cash flows for the three and six months ended June 30, 2017 to correct an immaterial error in the presentation of credit facility borrowings. The error had no impact on the results of operations or financial position and no material impact to cash flows in previously issued financial statements. The correction resulted in $183 million and $245 million for the three and six months ended June 30, 2017, respectively, previously reported within Net Repayments/Borrowings under Committed Credit Facilities, now being reported on a gross basis as Borrowings under Committed Credit Facilities of $324 million and $807 million, respectively, and Repayments under Committed Credit Facilities of $507 million and $1,052 million, respectively.

Effective January 1, 2018, the Corporation elected to present, on the statement of cash flows, borrowings and repayments under committed credit facilities on a gross basis and continue to present borrowings and repayments under uncommitted or demand facilities on a net basis as Net Change in Short-Term Borrowings. Comparative figures were reclassified to conform with the current presentation.

Comparative figures were reclassified to conform with the revised segmentation described in Note 5 and to reflect the retrospective adoption of ASU 2017-07 as described in Note 3.

F - 24